ArcelorMittal

Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2016

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

(in millions of U.S. dollars)

(unaudited)

	June 30, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	2,289	4,002
Restricted cash	106	100
Trade accounts receivable and other (including 384 and 216 from related parties at June 30, 2016 and December 31, 2015, respectively)	3,500	2,679
Inventories (note 3)	12,914	13,424
Prepaid expenses and other current assets	1,667	1,859
Assets held for sale (note 4)	292	262
Total current assets	20,768	22,326

Non-current assets:
Goodwill and intangible assets	5,837	5,592
Property, plant and equipment and biological assets	35,978	35,780
Investments in associates and joint ventures (note 2)	4,359	4,911
Other investments	968	692
Deferred tax assets	5,956	6,625
Other assets	1,153	920
Total non-current assets	54,251	54,520
Total assets	75,019	76,846

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 7)	1,123	2,308
Trade accounts payable and other (including 175 and 256 to related parties at June 30, 2016 and December 31, 2015, respectively)	8,876	8,977
Short-term provisions (note 10)	560	770
Accrued expenses and other liabilities	4,835	5,633
Income tax liabilities	137	133
Liabilities held for sale (note 4)	223	220
Total current liabilities	15,754	18,041

Non-current liabilities:
Long-term debt, net of current portion (note 7)	14,019	17,478
Deferred tax liabilities	2,405	2,496
Deferred employee benefits (note 9)	8,732	9,216
Long-term provisions (note 10)	1,545	1,434
Other long-term obligations	559	611
Total non-current liabilities	27,260	31,235
Total liabilities	43,014	49,276

Commitments and contingencies (note 12 and note 13)

Equity (note 5):
Equity attributable to the equity holders of the parent	29,756	25,272
Non-controlling interests	2,249	2,298
Total equity	32,005	27,570
Total liabilities and equity	75,019	76,846
The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in millions of U.S. dollars, except share and per share data)

(unaudited)

	Six months ended June 30,
	2016	2015
Sales (including 2,959 and 3,126 of sales to related parties for the six months ended, June 30, 2016 and June 30, 2015, respectively)	28,142	34,008
Cost of sales (including depreciation and impairment of 1,381 and 1,627 and purchases from related parties of 629 and 860 for the six months ended June 30, 2016 and June 30, 2015, respectively)	24,912	31,552
Gross margin	3,230	2,456
Selling, general and administrative expenses	1,083	1,306
Operating income	2,148	1,150
Income from investments in associates, joint ventures and other investments	492	123
Financing costs - net	(1,079)	(1,477)
Income (loss) before taxes	1,561	(204)
Income tax expense (note 6)	853	334
Net income (loss) (including non-controlling interests)	708	(538)

Net income (loss) attributable to:
Equity holders of the parent	696	(549)
Non-controlling interests	12	11
Net income (loss) (including non-controlling interests)	708	(538)

Earnings (loss) per common share (in U.S. dollars):
Basic and diluted	0.29	(0.31)

Weighted average common shares outstanding (in millions):
Basic	2,377	1,794
Diluted	2,380	1,794

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Other Comprehensive Income

(in millions of U.S. dollars)

(unaudited)

	Six months ended June 30,
	2016		2015
Net income (loss) (including non-controlling interests)		708		(538)

Items that can be recycled to the condensed consolidated statements of operations
Available-for-sale investments:
Gain (loss) arising during the period	191		(77)

Derivative financial instruments:
Gain (loss) arising during the period	(129)		10
Reclassification adjustments for gain included in the condensed consolidated statements of operations	(8)		(82)
	(137)		(72)
Exchange differences arising on translation of foreign operations:
Gain (loss) arising during the period	749		(4,010)
Reclassification adjustments for gain included in the condensed consolidated statements of operations	-		(54)
	749		(4,064)

Share of other comprehensive income (loss) related to associates and joint ventures:
Gain (loss) arising during the period	58		(355)
Reclassification adjustments for (gain) loss included in the condensed consolidated statements of operations	80		(2)
	138		(357)

Income tax benefit (expense) related to components of other comprehensive income that can be recycled to the condensed consolidated statements of operations	(9)		23

Items that cannot be recycled to the condensed consolidated statements of operations
Employee benefits
Recognized actuarial losses	(335)		-

Total other comprehensive income (loss)	597		(4,547)

Total other comprehensive income (loss) attributable to:
Equity holders of the parent	553		(4,400)
Non-controlling interests	44		(147)

		597		(4,547)
Total comprehensive income (loss)		1,305		(5,085)
Total comprehensive income (loss) attributable to:
Equity holders of the parent		1,249		(4,949)
Non-controlling interests		56		(136)
Total comprehensive income (loss)		1,305		(5,085)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

(in millions of U.S. dollars, except share and per share data)

(unaudited)

												Reserves
								Items that can be recycled to the condensed consolidated statements of operations						Items that cannot be recycled to the condensed consolidated statements of operations

			Share capital	Treasury shares	Mandatorily convertible notes	Additional paid-in capital	Retained earnings	Foreign currency translation adjustments		Unrealized gains (losses) on derivative financial instruments		Unrealized gains (losses) on available-for-sale securities		Recognized actuarial losses	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity

		Shares[1,2]
	Balance at December 31, 2014	1,654	10,011	(399)	1,838	20,258	22,182	(7,627)		89		405		(4,671)	42,086	3,074	45,160
	Net income (loss) (including non-controlling interests)	-	-	-	-	-	(549)	-		-		-		-	(549)	11	(538)
	Other comprehensive income (loss)	-	-	-	-	-	-	(4,276)		(58)		(66)		-	(4,400)	(147)	(4,547)
	Total comprehensive income (loss)	-	-	-	-	-	(549)	(4,276)		(58)		(66)		-	(4,949)	(136)	(5,085)
	Recognition of share-based payments	-	-	3	-	11	-	-		-		-		-	14	-	14
	Dividend	-	-	-	-	-	(331)	-		-		-		-	(331)	(55)	(386)
	Other changes in non-controlling interests	-	-	-	-	-	-	-		-		-		-	-	148	148
	Other movements	-	-	-	-	-	(7)	-		-		-		-	(7)	(11)	(18)
	Balance at June 30, 2015	1,654	10,011	(396)	1,838	20,269	21,295	(11,903)		31		339		(4,671)	36,813	3,020	39,833

	Balance at December 31, 2015	1,657 `	10,011	(377)	1,800	20,294	13,902	(15,793)		114		51		(4,730)	25,272	2,298	27,570
	Net income (loss) (including non-controlling interests)	-	-	-	-	-	696	-		-		-		-	696	12	708
	Other comprehensive income (loss)	-	-	-	-	-	-	827		(135)		196		(335)	553	44	597
	Total comprehensive income (loss)	-	-	-	-	-	696	827	-	(135)	-	196	-	(335)	1,249	56	1,305
	Equity offering (note 5)	1,262	144	-	-	2,971	-	-	-	-	-	-	-	-	3,115	-	3,115
	Reduction of the share capital accounting par value (note 5)	-	(10,376)	-	-	10,376	-	-	-	-	-	-	-	-	-	-	-
	Conversion of mandatorily convertible notes (note 5)	138	622	-	(1,800)	1,178	-	-	-	-	-	-	-	-	-	-	-
	Recognition of share-based payments	-	-	3	-	10	-	-	-	-	-	-	-	-	13	-	13
	Dividend	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(47)	(47)
	Equity offering in ArcelorMittal South Africa (note 5)	-	-	-	-	-	437	(301)	-	-	-	-	-	-	136	(80)	56
	Other movements	-	-	-	-	-	(57)	-		-		-		28	(29)	22	(7)
	Balance at June 30, 2016	3,057	401	(374)	-	34,829	14,978	(15,267)		(21)		247		(5,037)	29,756	2,249	32,005
1	Excludes treasury shares
2	In millions of shares

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in millions of U.S. dollars)

(unaudited)

	Six months ended June 30,
	2016	2015
Operating activities:
Net income / (loss) (including non-controlling interests)	708	(538)

Adjustments to reconcile net income / (loss) to net cash provided by operations and payments:
Depreciation and impairment	1,381	1,627
Interest expense	668	693
Interest income	(30)	(45)
Income tax expense	853	334
Income from associates, joint ventures and other investments	(492)	(123)
Provisions for labor agreements and separation plans	174	283
Remeasurement gain relating to US deferred employee benefits (note 9)	(832)	-
Foreign exchange effects, provisions and other non-cash operating expenses (net)	(814)	223

Changes in assets and liabilities that provided (required) cash:
Interest paid	(835)	(839)
Interest received	32	30
Cash contributions to plan assets and benefits paid for pensions and OPEB	(201)	(284)
VAT and other amounts from public authorities	160	304
Dividends received from associates, joint ventures and other investments	136	155
Taxes paid	(138)	(246)
Working capital, provision movements and other liabilities	(591)	(1,470)
Net cash provided by operating activities	179	104

Investing activities:
Purchase of property, plant and equipment and intangibles	(1,107)	(1,287)
Disposal of net assets of subsidiaries, net of cash disposed of nil and 10 for the six months ended June 30, 2016 and June 30, 2015, respectively (note 4)	94	(5)
Disposals of associates and joint ventures (note 2)	1,017	108
Other investing activities (net)	(38)	309
Net cash used in investing activities	(34)	(875)
Financing activities:
Proceeds from short-term and long-term debt	360	3,279
Payments of short-term and long-term debt	(5,200)	(1,304)
Equity offering (note 5)	3,115	-
Dividends paid	(47)	(384)
Other financing activities (net)	55	6
Net cash (used in) provided by financing activities	(1,717)	1,597

Net (decrease) increase in cash and cash equivalents	(1,572)	826
Effect of exchange rate changes on cash	(141)	(108)

Cash and cash equivalents:
At the beginning of the period	4,002	3,893
At the end of the period	2,289	4,611

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2016

(in millions of U.S. dollars)

(unaudited)

NOTE 1 – BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Preparation of the condensed consolidated financial statements

The condensed consolidated financial statements of ArcelorMittal and Subsidiaries (“ArcelorMittal” or the “Company”) as of June 30, 2016 and for the six months then ended (the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) No. 34, “Interim Financial Reporting”. They should be read in conjunction with the annual consolidated financial statements and the notes thereto in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Interim Financial Statements are unaudited. They were authorized for issuance on August 2, 2016 by the Company’s Board of Directors.

Accounting policies

The Interim Financial Statements have been prepared on a historical cost basis, except for available-for-sale financial assets, derivative financial instruments, biological assets and certain assets and liabilities held for sale, which are measured at fair value less cost to sell, inventories, which are measured at the lower of net realizable value or cost and the financial statements of the Company’s Venezuelan operations, for which hyperinflationary accounting is applied. Unless specifically described herein, the accounting policies used to prepare the Interim Financial Statements are the policies described in the consolidated financial statements for the year ended December 31, 2015.

Effective January 1, 2016, the Company discontinued the use of the SICAD rate (13.5 Bolivares Fuertes (“Bs.F.”) to 1 U.S. dollar as of December 31, 2015), which was eliminated by the Venezuelan government, and applied the DICOM rate (previously known as SIMADI) which was 198.7 and 628.3  Bs.F. to 1 U.S. dollar at December 31, 2015 and June 30, 2016, respectively, to translate the financial statements of its Venezuelan operations Industrias Unicon CA (“Unicon”) from Bs.F. to USD. As a result of this change, ArcelorMittal’s net investment in Unicon decreased from 628 to 43 on January 1, 2016 and amounted to 18 at June 30, 2016.

Adoption of new IFRS standards and interpretations applicable from January 1, 2016

On January 1, 2016, the Company adopted the following amendments and interpretation which did not have any material impact on the financial statements of the Company:

•         Amendments to IFRS 11 “Joint Arrangements”, issued on May 6, 2014, clarifies the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business.

•         Amendments to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”, issued on May 12, 2014, clarify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances.

•         Amendments to IAS 16 and IAS 41 “Agriculture”, issued on June 30, 2014, which change the financial reporting for bearer plants, such as grape vines, rubber trees and oil palms. The IASB decided that bearer plants should be accounted for and measured after initial recognition on a cost or revaluation basis in accordance with IAS 16, because their operation is similar to that of manufacturing. Consequently, the amendments include them within the scope of IAS 16, instead of IAS 41. The produce growing on bearer plants will remain within the scope of IAS 41.

•         Amendments to IAS 1 “Presentation of Financial Statements”, issued on December 18, 2014, which clarify various presentation and disclosure requirements related to materiality, subtotals, disaggregation and accounting policies.

•         Annual Improvements 2012-2014 published by the IASB on  September 25, 2014 as part of its annual improvement process make amendments to the following standards:

o    IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” introduces guidance relating to changes in methods of disposal.

o    IFRS 7 “Financial Instruments: Disclosures” provides additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset and clarifies the applicability of the amendments to IFRS 7 on offsetting disclosure to condensed interim financial statements.

o    IAS 19, clarifies determination of the discount rate in a regional market sharing the same currency.

o    IAS 34 “Interim Financial Reporting” clarifies the meaning of 'elsewhere in the interim report' and the requirements relating to cross-reference disclosure in the interim financial report.

Also, on January 1, 2016, the Company adopted the following standard and amendments which did not have any impact on the financial statements of the Company:

•         Amendments to IAS 27, published on August 12, 2014, which allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements.

•         IFRS 14 “Regulatory Deferral Accounts”, issued on January 30, 2014, which enhances the comparability of financial reporting by entities that are engaged in rate-regulated activities and applies to IFRS first-time adopters.

•         Amendments to IFRS 10, IFRS 12 and IAS 28, published on December 18, 2014, which clarify the scope and measurement method regarding consolidation and disclosure of investment entities.

The preparation of consolidated financial statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances or obtaining new information or more experience may result in revised estimates, and actual results could differ from those estimates.

NOTE 2 – INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

On February 1, 2016, ArcelorMittal completed the sale of its 35% stake in Gestamp Automoción (“Gestamp”) to the majority shareholder, the Riberas family, for total cash consideration of €875 million (971). The gain on disposal was recorded in income (loss) from investments in associates, joint ventures and other investments and amounted to 329 including the reclassification of the accumulated foreign exchange translation losses and unrealized losses on derivative financial instruments from other comprehensive income to the statements of operations of 90 and 12, respectively. In addition to the cash consideration, ArcelorMittal received a payment of €10 million (11) for the 2015 dividend. ArcelorMittal will continue its supply relationship with Gestamp through its 35% shareholding in Gonvarri Steel Industries, a sister company of Gestamp. ArcelorMittal sells coils to Gonvarri Steel Industries for processing before they pass to Gestamp and other customers. Further, ArcelorMittal will continue to have a board presence in Gestamp, collaborate in automotive R&D and remain its major steel supplier.

Following the sale of 729,643 shares during the six months ended June 30, 2016, for total cash consideration of 46, ArcelorMittal’s ownership interest and voting rights in Stalprodukt SA decreased from 28.47% to 21.23% and from 28.26% to 11.61%, respectively. As a result of the loss of significant influence, the Company discontinued the accounting for its investment under the equity method and reclassified its interest as available-for-sale within other investments in the statements of financial position. The Company recorded an aggregate loss on disposal of 26 in income (loss) from investments in associates, joint ventures and other investments including a loss of 13 with respect to the disposal of the 7.24% interest, a loss of 13 with respect to the fair value remeasurement of the remaining interest of 21.23% and a loss of 11 and a gain of 11 resulting from the reclassification of the accumulated foreign exchange translation losses and unrealized gains on derivative financial instruments from other comprehensive income to the statements of operations, respectively.

NOTE 3 – INVENTORIES

                Inventory, net of the allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence as of June 30, 2016 and December 31, 2015, is comprised of the following:

	June 30, 2016	December 31, 2015
Finished products	4,757	4,777
Production in process	2,800	2,971
Raw materials	3,863	4,032
Manufacturing supplies, spare parts and other	1,494	1,644
Total	12,914	13,424

The amount of write-downs of inventories to net realizable value recognized as an expense was 196 and 305 during the six months ended June 30, 2016 and 2015, respectively.

NOTE 4 – ASSETS AND LIABILITIES HELD FOR SALE

On April 4, 2016, ArcelorMittal completed the sale of the LaPlace and Vinton Long Carbon facilities in the US. The total consideration was 96 (of which 94 received) and the result on disposal was nil. The Steelton facility remained classified as held for sale at June 30, 2016 as the sale process is still ongoing.

On July 28, 2016, ArcelorMittal signed an agreement with Megasa Siderúrgica S.L. for the sale of its wholly owned subsidiary ArcelorMittal Zaragoza in Spain for total consideration of €80 million (89). At June 30, 2016, assets of 114 and liabilities of 53 subject to the transaction were classified as held for sale and the Company recorded in cost of sales an impairment charge of 49 to write the net carrying amount down to the expected net proceeds from the sale. The fair value measurement of ArcelorMittal Zaragoza was determined using the contract price, a Level 3 unobservable input.  ArcelorMittal Zaragoza was part of the Europe reportable segment. The Company expects to complete the sale during the second half of 2016.

LaPlace and Vinton Long Carbon facilities
Current assets	118
Property, plant and equipment	13
Other assets	7
Total assets	138
Current liabilities	33
Other long-term liabilities	9
Total liabilities	42
Total net assets disposed of	96
Sale consideration	96
Gain (loss) on disposal	-

NOTE 5 – EQUITY AND NON-CONTROLLING INTERESTS

Authorized shares

At the extraordinary general meeting held on March 10, 2016, the shareholders approved a decrease of the authorized share capital of the Company by €8,049 million through a reduction of the accounting par value per share to €0.10 and a subsequent increase by €3 billion. Following this approval, which is valid for five years, the total authorized share capital was €3.2 billion represented by 31,995,857,213 shares without par value.

Share capital

On January 15, 2016, following the maturity of the mandatorily convertible notes (“MCNs”) (see below), the Company increased share capital by €570 (622) from €6,883 (10,011) to €7,453 (10,633) through the issuance of 137,967,116 new shares fully paid up. The aggregate number of shares issued and fully paid up increased to 1,803,359,338.

Following the extraordinary general meeting held on March 10, 2016, ArcelorMittal decreased share capital by €7,273 (10,376) from €7,453 (10,633) to €180 (257) through a reduction of the accounting par value per share to €0.10 without any distribution to shareholders, the balance being allocated to additional paid-in capital.

On April 8, 2016, ArcelorMittal completed an equity offering with net proceeds of 3,115 by way of the issuance of 1,803,359,338 non-statutory preferential subscription rights with a subscription price of €2.20 per share at a ratio of 7 shares for 10 rights subsequently to the adoption of enabling resolutions by the extraordinary general meeting of shareholders on March 10, 2016. The Company increased share capital by €126 (144) from €180 (257) to €306 (401) through the issuance of 1,262,351,531 new shares fully paid up. The aggregate number of shares issued and fully paid up increased to 3,065,710,869.

Treasury shares

ArcelorMittal held, indirectly and directly, 7.9 million and 8.6 million treasury shares as of June 30, 2016 and December 31, 2015, respectively.

Mandatorily convertible notes

On January 15, 2016, upon final maturity of the MCNs, the remaining outstanding 88,182,131 notes were converted into 137,967,116 new common shares. Accordingly, share capital and additional paid-in-capital increased by 622 and 1,178, respectively and carrying amount of MCNs decreased by 1,800.

Non-controlling interests

On January 15, 2016, ArcelorMittal South Africa completed a rights offering fully underwritten by ArcelorMittal. The total cash proceeds amounted to ZAR 4.5 billion. ArcelorMittal subscribed to  the capital increase through repayment of an outstanding intragroup loan of ZAR 3.2 billion and an additional cash injection of ZAR 0.5 billion. The intragroup loan is being repaid in two tranches; the first tranche has been repaid and the second is expected to be paid in 2016. As a result of the rights offering, ArcelorMittal’s shareholding in ArcelorMittal South Africa increased from 52% to 70.55% and non-controlling interests decreased by 80.

NOTE 6 – INCOME TAX

The tax expense for the period is based on an estimated annual effective rate, which requires management to make its best estimate of annual pre-tax income for the year. During the year, management regularly updates its estimates based on changes in various factors such as geographical mix of operating profit, prices, shipments, product mix, plant operating performance and cost estimates, including labor, raw materials, energy and pension and other postretirement benefits.

The income tax expense was 853 and 334 for the six months ended June 30, 2016 and 2015, respectively. The income tax expense for the six months ended June 30, 2016 included a de-recognition charge of 712 relating to previously recognized deferred tax assets with respect to the Luxembourg tax integration as revised taxable income projections no longer include the effect of the anticipated elimination of the USD exposure of such deferred tax assets denominated in euro.

NOTE 7 – SHORT-TERM AND LONG-TERM DEBT

Short-term debt, including the current portion of long-term debt, consisted of the following:

		June 30, 2016	December 31, 2015
	Short-term bank loans and other credit facilities including commercial paper*	281	437
	Current portion of long-term debt	767	1,806
	Lease obligations	75	65
	Total	1,123	2,308

*	The weighted average interest rate on short term borrowings outstanding was 6.4% and 4.3% as of June 30, 2016 and December 31, 2015 respectively.

Short-term bank loans and other credit facilities include short-term loans, overdrafts and commercial paper.

During the six months ended June 30, 2014, ArcelorMittal entered into certain short-term committed bilateral credit facilities. The facilities were extended in 2015 and certain facilities were also extended in 2016. As of June 30, 2016, the facilities, totaling approximately $0.6 billion, remain fully available.

The Company’s long-term debt consisted of the following:

		Year of maturity	Type of interest	Interest rate[1]	June 30, 2016	December 31, 2015
	Corporate
	6 billion Revolving Credit Facility - 2.5 billion tranche	2018	Floating		-	-
	6 billion Revolving Credit Facility - 3.5 billion tranche	2020	Floating		-	-
	€1.0 billion Unsecured Bonds	2016	Fixed	10.63%	-	1,088
	1.4 billion Unsecured Notes[2]	2017	Fixed	5.50%	-	1,398
	€1.0 billion Unsecured Bonds[3]	2017	Fixed	5.88%	598	1,085
	€500 million Unsecured Notes[3]	2018	Fixed	5.75%	369	543
	€400 million Unsecured Notes	2018	Floating	1.74%	443	434
	1.5 billion Unsecured Notes[3]	2018	Fixed	6.13%	1,073	1,500
	€750 million Unsecured Notes	2019	Fixed	3.00%	829	812
	1.5 billion Unsecured Notes[4]	2019	Fixed	10.85%	1,079	1,480
	500 Unsecured Notes[5]	2020	Fixed	5.13%	387	497
	CHF 225 million Unsecured Notes	2020	Fixed	2.50%	229	225
	€600 million Unsecured Notes	2020	Fixed	2.88%	660	647
	1.0 billion Unsecured Bonds[5]	2020	Fixed	6.25%	847	989
	1.5 billion Unsecured Notes[5]	2021	Fixed	6.50%	1,172	1,490
	€500 million Unsecured Notes	2021	Fixed	3.00%	551	540
	€750 million Unsecured Notes	2022	Fixed	3.13%	828	811
	1.1 billion Unsecured Notes	2022	Fixed	7.25%	1,091	1,091
	500 Unsecured Notes	2025	Fixed	6.13%	497	496
	1.5 billion Unsecured Bonds	2039	Fixed	8.00%	1,466	1,465
	1.0 billion Unsecured Notes	2041	Fixed	7.75%	984	984
	Other loans	2021	Fixed	3.46%	32	52
	300 Term Loan Facility	2016	Floating	2.67%	300	300
	EIB loan	2016	Floating	1.22%	278	272
	ICO loan	2017	Floating	2.21%	16	23
	Other loans	2017 - 2035	Floating	0.01% - 3.07%	263	270
	Total Corporate				13,992	18,492

	Americas
	1 billion Revolving Credit Facility	2021	Floating		-	-
	Other loans	2016-2026	Fixed/ Floating	0.00%-12.22%	271	243
	Total Americas				271	243

	Europe, Asia & Africa
	Other loans	2016-2020	Fixed/ Floating	0.00%-4.96%	19	13
	Total Europe, Asia & Africa				19	13

	Total				14,282	18,748
	Less current portion of long-term debt				(767)	(1,806)

	Total long-term debt (excluding lease obligations)				13,515	16,942
	Lease obligations [6]				504	536
	Total long-term debt, net of current portion				14,019	17,478

[1]	Rates applicable to balances outstanding at June 30, 2016. For debt that has been redeemed in its entirety during the first six months of 2016, the interest rates refer to the rates at repayment date.
[2]	Early redeemed on May 20, 2016.
[3]	Bonds or Notes partially repurchased on April 19, 2016, pursuant to cash tender offers.
[4]	Notes partially repurchased in May, 2016, pursuant to cash tender offer.
[5]	Bonds or Notes partially repurchased on June 29, 2016, pursuant to cash tender offers.
[6]	Net of current portion of 75 and 65 as of June 30, 2016 and December 31, 2015 respectively.

Corporate

6 billion Revolving Credit Facility

On April 30, 2015, ArcelorMittal signed a 6 billion revolving credit facility which incorporates a first tranche of 2.5 billion maturing on April 30, 2018, and a second tranche of 3.5 billion maturing on April 30, 2020. The facility may be used for general corporate purposes and replaces the 2.4 billion revolving credit facility agreement dated May 6, 2010, and the 3.6 billion revolving credit facility agreement dated March 18, 2011. As of June 30, 2016, the 6 billion revolving credit facility remains fully available.

Bonds

On June 29 and July 14, 2016, pursuant to cash tender offers, ArcelorMittal repurchased:

•         113 of its U.S. dollar denominated 5.125% Notes due June 1, 2020 (the “June 2020 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of 119. Following this purchase, 387 principal amount of the June 2020 Notes remained outstanding.

•         147 of its U.S. dollar denominated 5.250% Notes due August 5, 2020 (the “August 2020 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of 160. Following this purchase, 853 principal amount of the August 2020 Notes remained outstanding.

•         323 of its U.S. dollar denominated 5.500% Notes due March 1, 2021 (the “2021 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of 347. Following this purchase, 1,177 principal amount of the 2021 Notes remained outstanding.

On June 3, 2016, at maturity, ArcelorMittal repaid its €1 billion 9.375% unsecured bonds.

On May 20, 2016, ArcelorMittal redeemed its 1.4 billion 4.5% Notes due February 25, 2017, prior to their scheduled maturity for a total amount of 1,466, including premium and accrued interest.

In May 2016, pursuant to cash tender offers, ArcelorMittal purchased 408 of its U.S. dollar denominated 9.85% Notes due June 1, 2019 (the “USD 2019 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of 498. Following this purchase, 1,092 principal amount of the USD 2019 Notes remained outstanding.

In April 2016, pursuant to cash tender offers, ArcelorMittal repurchased:

•         437 of its U.S. dollar denominated 6.125% Notes due June 1, 2018 (the “USD 2018 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of 467. Following this purchase, 1,063 principal amount of USD 2018 Notes remained outstanding.

•         €460 million of its euro denominated 4.625% Notes due November 17, 2017 (the “Euro 2017 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of €511 million. Following this purchase, €540 million principal amount of Euro 2017 Notes remained outstanding.

•         €166 million of its euro denominated 4.50% Notes due March 29, 2018 (the “Euro 2018 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of €181 million. Following this purchase, €334 million principal amount of the Euro 2018 Notes remained outstanding.

As a result of the above mentioned redemptions, net financing costs for the six months ended June 30, 2016, included 237 of premiums and other fees.

Americas

1 billion senior secured asset-based revolving credit facility

On May 23, 2016, ArcelorMittal USA LLC signed a 1 billion senior secured asset-based revolving credit facility maturing on May 23, 2021. Any borrowing under the facility will be secured by inventory and certain other working capital and related assets of

ArcelorMittal USA and certain of its subsidiaries in the United States. The facility will be used for general corporate purposes. The facility is not guaranteed by the ArcelorMittal parent company. As of June 30, 2016, the facility remains fully available.

Other

Certain debt agreements of the Company or its subsidiaries contain certain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. Certain of these agreements also require compliance with a financial covenant.

The Company’s principal credit facilities (6 billion revolving credit facility, and certain other credit facilities) include the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the Company for a Measurement Period, subject to certain adjustments as set out in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio. ArcelorMittal’s principal credit facilities set this ratio to 4.25 to 1, whereas one facility has a ratio of 4.0 to 1.

The Company was in compliance with the financial covenants contained in the agreements related to all of its borrowings as of June 30, 2016.

NOTE 8 – FINANCIAL INSTRUMENTS

The Company enters into derivative financial instruments to manage its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights allowances arising from operating, financing and investing activities.

Fair values versus carrying amounts

The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates. The following tables summarize assets and liabilities based on their categories at June 30, 2016.

	Carrying amount in statements of financial position	Non-financial assets and liabilities	Loan and receivables	Liabilities at amortized cost	Fair value recognized in profit or loss	Available-for-sale assets	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	2,289	-	2,289	-	-	-	-
Restricted cash	106	-	106	-	-	-	-
Trade accounts receivable and other	3,500	-	3,500	-	-	-	-
Inventories	12,914	12,914	-	-	-	-	-
Prepaid expenses and other current assets	1,667	1,078	456	-	-	-	133
Assets held for sale	292	292	-	-	-	-	-
Total current assets	20,768	14,284	6,351	-	-	-	133

Non-current assets:
Goodwill and intangible assets	5,837	5,837	-	-	-	-	-
Property, plant and equipment and biological assets	35,978	35,967	-	-	11	-	-
Investments in associates and joint ventures	4,359	4,359	-	-	-	-	-
Other investments	968	-	-	-	-	968	-
Deferred tax assets	5,956	5,956	-	-	-	-	-
Other assets	1,153	375	690	-	-	-	88
Total non-current assets	54,251	52,494	690	-	11	968	88
Total assets	75,019	66,778	7,041	-	11	968	221

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	1,123	-	-	1,123	-	-	-
Trade accounts payable and other	8,876	-	-	8,876	-	-	-
Short-term provisions	560	532	-	28	-	-	-
Accrued expenses and other liabilities	4,835	1,051	-	3,498	-	-	286
Income tax liabilities	137	137	-	-	-	-	-
Liabilities held for sale	223	223	-	-	-	-	-
Total current liabilities	15,754	1,943	-	13,525	-	-	286

Non-current liabilities:
Long-term debt, net of current portion	14,019	-	-	14,019	-	-	-
Deferred tax liabilities	2,405	2,405	-	-	-	-	-
Deferred employee benefits	8,732	8,732	-	-	-	-	-
Long-term provisions	1,545	1,540	-	5	-	-	-
Other long-term obligations	559	189	-	310	-	-	60
Total non-current liabilities	27,260	12,866	-	14,334	-	-	60

Equity:
Equity attributable to the equity holders of the parent	29,756	29,756	-	-	-	-	-
Non-controlling interests	2,249	2,249	-	-	-	-	-
Total equity	32,005	32,005	-	-	-	-	-
Total liabilities and equity	75,019	46,814	-	27,859	-	-	346

The following tables summarize the bases used to measure certain assets and liabilities at their fair value.

	As of June 30, 2016
		Level 1	Level 2	Level 3	Total
	Assets at fair value:
	Available-for-sale financial assets	763	-	160	923 *
	Derivative financial current assets	-	133	-	133
	Derivative financial non-current assets	-	4	84	88
	Total assets at fair value	763	137	244	1,144
	Liabilities at fair value:
	Derivative financial current liabilities	-	286	-	286
	Derivative financial non-current liabilities	-	60	-	60
	Total liabilities at fair value	-	346	-	346
*	The balance does not include equity investments of 45 carried at cost.

	As of December 31, 2015
		Level 1	Level 2	Level 3	Total
	Assets at fair value:
	Available-for-sale financial assets	646	-	-	646 *
	Derivative financial current assets	-	128	-	128
	Derivative financial non-current assets	-	86	4	90
	Total assets at fair value	646	214	4	864
	Liabilities at fair value:
	Derivative financial current liabilities	-	133	-	133
	Derivative financial non-current liabilities	-	71	-	71
	Total liabilities at fair value	-	204	-	204
*	The balance does not include equity investments of 46 carried at cost.

Available-for-sale financial assets classified as Level 1 refer to listed securities quoted in active markets. A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs. The increase in the available-for-sale financial assets is related to the share price evolution of Erdemir and the reclassification of Stalprodukt from investment in associates and joint ventures to available-for-sale (see note 2).

Derivative financial assets and liabilities classified as Level 2 refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, raw materials (base metal), freight, energy, and emission rights. The total fair value is based on the price a dealer would pay or receive for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and the fair value is calculated using standard industry models based on significant observable market inputs such as foreign exchange rates, commodity prices, swap rates and interest rates.

The call option on the 1,000 mandatory convertible bonds and the Hunan Valin securities have been classified as Level 3. Derivative financial assets classified as Level 3 refer to the call option on the 1,000 mandatory convertible bonds. The fair valuation of Level 3 derivative instruments is established at each reporting date in relation to which an analysis is performed in respect of changes in the fair value measurement since the last period. ArcelorMittal’s valuation policies for Level 3 derivatives are an integral part of its internal control procedures and have been reviewed and approved according to the Company’s principles for establishing such procedures. In particular, such procedures address the accuracy and reliability of input data, the accuracy of the valuation model and the knowledge of the staff performing the valuations. Following the temporary trading suspension of the Hunan Valin securities since March 26, 2016, ArcelorMittal determined the fair value of the investment by reference to the share price of a basket of peer companies listed on the Shenzhen stock exchange during the suspension period using unobservable volatility data. Accordingly, the Company reclassified the investment with a carrying amount of 160 as of June 30, 2016 from Level 1 to Level 3. On August 1, 2016, the Company signed an agreement for the sale of its 10.08% interest in Hunan Valin to the Valin Group. The sale is subject to regulatory approval.

ArcelorMittal estimates the fair value of the 1,000 mandatory convertible bonds through the use of binomial valuation models. Binomial valuation models use an iterative procedure to price options, allowing for the specification of nodes, or points in time, during the time span between the valuation date and the option’s expiration date. In contrast to the Black-Scholes model, which provides a numerical result based on inputs, the binomial model allows for the calculation of the asset and the option for multiple periods along with the range of possible results for each period.

Observable input data used in the valuations include zero coupon yield curves, stock market prices, European Central Bank foreign exchange fixing rates and Libor interest rates. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available. Specifically, the Company computes unobservable volatility data based mainly on the movement of stock market prices observable in the active market over 90 working days.

The following table summarizes the reconciliation of the fair value of the call option on the 1,000 mandatory convertible bonds as of June 30, 2016 and June 30, 2015 and the fair value of the Hunan Value securities as of June 30, 2016:

	Call option on 1,000 mandatory convertible bonds	Hunan Valin
Balance as of December 31, 2014	112
Change in fair value	(13)
Balance as of June 30, 2015	99
Change in fair value	(95)
Balance as of December 31, 2015	4
Reclassification from Level 1		181
Change in fair value	80	(21)
Balance as of June 30, 2016	84	160

Portfolio of Derivatives

The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require from its counter-parties guarantees of the risks incurred. Allowing for exceptions, the Company’s counterparties are part of its financial partners and the related market transactions are governed by framework agreements (mainly the International Swaps and Derivatives Association agreements which allow netting only in case of counterparty default). Accordingly, derivative assets and derivative liabilities are not offset.

The portfolio associated with derivative financial instruments classified as Level 2 as of June 30, 2016 is as follows:

		Assets			Liabilities
		Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
	Interest rate swaps - fixed rate borrowings/loans	90	-	0.88%	60	-	1.61%

	Foreign exchange rate instruments
	Forward purchase of contracts	1,246	28		623	(17)
	Forward sale of contracts	538	4		326	(10)
	Currency swaps purchases	352	45		352	(47)
	Currency swaps sales				1,000	(39)
	Exchange option purchases	34	1		123	(2)
	Exchange options sales	67	1		44	-
	Total foreign exchange rate instruments		79			(115)

	Raw materials (base metal), freight, energy, emission rights
	Term contracts sales	68	9		246	(14)
	Term contracts purchases	430	49		519	(216)
	Options sales/purchases	3	-		15	(1)
	Total raw materials (base metal), freight, energy, emission rights		58			(231)
	Total		137			(346)

*	The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2015 is as follows:

		Assets			Liabilities
		Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
	Interest rate swaps - fixed rate borrowings/loans	55	-	0.86%	50	-	1.60%

	Foreign exchange rate instruments
	Forward purchase of contracts	1,960	48		659	(7)
	Forward sale of contracts	943	24		353	(9)
	Currency swaps purchases	314	19		314	(90)
	Currency swaps sales	375	85		1,000	(24)
	Exchange option purchases	102	-		342	(5)
	Exchange options sales	132	3		307	(10)
	Total foreign exchange rate instruments		179			(145)

	Raw materials (base metal), freight, energy, emission rights
	Term contracts sales	168	28		127	(5)
	Term contracts purchases	204	7		727	(54)
	Total raw materials (base metal), freight, energy, emission rights		35			(59)
	Total		214			(204)

*	The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

NOTE 9 – DEFERRED EMPLOYEE BENEFITS

On June 23, 2016, following the ratification by the United Steelworkers (“USW”) of a new labor agreement valid until September 1, 2018, ArcelorMittal performed a number of changes mainly related to healthcare post-employment benefits in its subsidiary ArcelorMittal USA. Also, in accordance with the new agreement, required payments into an existing Voluntary Employee Beneficiary Association (“VEBA”) trust were fixed at 5% of ArcelorMittal USA’s operating income after the first quarter of 2018. The changes resulted in a gain of 832 recorded in cost of sales in the statements of operations. In addition, the Company recognized actuarial losses of 300 in other comprehensive income mainly as a result of the evolution of discount rates between December 31, 2015 and the remeasurement date of the net defined benefit liability on June 23, 2016.

NOTE 10 – PROVISIONS

Provisions, as of June 30, 2016 and December 31, 2015 are comprised of the following:

	June 30, 2016	December 31, 2015
Environmental	732	697
Asset retirement obligations	328	297
Site restoration	53	64
Staff related obligations	180	167
Voluntary separation plans	114	97
Litigation and other (see note 13)	535	463
Tax claims	231	189
Other legal claims	304	269
Other unasserted claims	-	5
Commercial agreements and onerous contracts	41	273
Other	122	146
Total	2,105	2,204
Short-term provisions	560	770
Long-term provisions	1,545	1,434
Total	2,105	2,204

NOTE 11 – SEGMENT AND GEOGRAPHIC INFORMATION

Reportable segments

ArcelorMittal reports its operations in five segments: NAFTA, Brazil, Europe, ACIS and Mining.

•         NAFTA represents the flat, long and tubular facilities of the Company located in North America (Canada, United States and Mexico). NAFTA produces flat products such as slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following industries: distribution and processing, automotive, pipe and tubes, construction, packaging, and appliances. NAFTA also produces long products such as wire rod, sections, rebar, billets, blooms and wire drawing, and tubular products;

•         Brazil includes the flat operations of Brazil and the long and tubular operations of Brazil and neighboring countries including Argentina, Costa Rica and Venezuela. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products consist of wire rod, sections, bar and rebar, billets, blooms and wire drawing;

•         Europe is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries. Europe produces also long products consisting of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products. In addition, it includes Distribution Solutions, primarily an in-house trading and distribution arm of ArcelorMittal. Distribution Solutions also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements;

•         ACIS produces a combination of flat, long products and tubular products. Its facilities are located in Asia, Africa and Commonwealth of Independent States; and

•         Mining comprises all mines owned by ArcelorMittal in the Americas (Canada, USA, Mexico and Brazil), Asia (Kazakhstan), Europe (Ukraine and Bosnia & Herzegovina) and Africa (Liberia). It supplies the Company and third parties customers with iron ore and coal.

The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments:

		NAFTA	Brazil	Europe	ACIS	Mining	Others*	Eliminations	Total
	Six months ended June 30, 2015
	Sales to external customers	9,297	4,023	16,977	3,262	417	32	-	34,008
	Intersegment sales**	25	263	170	108	1,305	169	(2,040)	-
	Operating income	(52)	566	704	7	(78)	(20)	23	1,150
	Depreciation	311	171	592	214	307	13	-	1,608
	Impairment	19	-	-	-	-	-	-	19
	Capital expenditures	187	229	432	179	263	10	(13)	1,287

	Six months ended June 30, 2016
	Sales to external customers	7,740	2,564	14,837	2,653	326	22	-	28,142
	Intersegment sales**	2	179	124	120	1,083	114	(1,622)	-
	Operating income	1,414	238	469	147	60	(155)	(25)	2,148
	Depreciation	270	120	570	156	201	15	-	1,332
	Impairment	-	-	49	-	-	-	-	49
	Capital expenditures	209	112	467	164	142	13	-	1,107

*	Others include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
**	Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.

The reconciliation from operating income to net income is as follows:

	Six months ended June 30,
	2016	2015
Operating income	2,148	1,150
Income from investments in associates and joint ventures	492	123
Financing costs - net	(1,079)	(1,477)
Income (loss) before taxes	1,561	(204)
Income tax (expense)	(853)	(334)
Net income (loss) (including non-controlling interests)	708	(538)

Geographical segmentation

Sales (by destination)

	Six months ended June 30,
	2016	2015
Americas
United States	6,039	7,609
Brazil	1,599	2,238
Canada	1,421	1,471
Mexico	862	982
Argentina	420	608
Others	412	912
Total Americas	10,753	13,820

Europe
Germany	2,447	2,860
France	1,961	2,057
Spain	1,580	1,876
Poland	1,572	1,559
Italy	1,019	1,287
Turkey	896	1,090
Czech Republic	526	653
United Kingdom	594	647
Belgium	456	578
Netherlands	505	426
Romania	279	315
Russia	278	309
Others	1,968	2,180
Total Europe	14,081	15,837

Asia & Africa
South Africa	988	1,211
Morocco	261	318
Egypt	245	215
Rest of Africa	303	556

China	263	275
Kazakhstan	177	246
South Korea	99	127
India	40	73
Rest of Asia	932	1,330
Total Asia & Africa	3,308	4,351

Total	28,142	34,008

The table below presents sales to external customers by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales and services.

Product segmentation

Sales (by products)

	Six months ended June 30,
	2016	2015
Flat products	16,744	19,594
Long products	6,120	7,619
Tubular products	742	1,261
Mining products	326	417
Others	4,210	5,117
Total	28,142	34,008

NOTE 12 – COMMITMENTS

The Company’s commitments consist of the following:

	June 30,	December 31,
	2016	2015
Purchase commitments	24,105	20,059
Guarantees, pledges and other collateral	4,150	3,791
Non-cancellable operating leases	1,377	1,446
Capital expenditure commitments	301	280
Other commitments	1,021	1,161
Total	30,954	26,737

Purchase commitments

Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, scrap and freight. In addition to those purchase commitments disclosed above, the Company enters into purchasing contracts as part of its normal operations which have minimum volume requirements but for which there are no take-or-pay or penalty clauses included in the contract. The Company does not believe these contracts have an adverse effect on its liquidity position. The increase in purchase commitments is mainly related to new iron ore contracts signed in the US.

Purchase commitments include commitments given to associates for 617 and 558 as of June 30, 2016 and December 31, 2015, respectively. Purchase commitments include commitments given to joint ventures for 1,498 and 1,315 as of June 30, 2016 and December 31, 2015, respectively. Commitments given to joint ventures include 1,421 and 1,264 related to purchase of the output from Tameh as of June 30, 2016 and December 31, 2015, respectively. Additionally, the Company has committed to purchase 50% of the output from its joint venture Kalagadi once production commences.

Guarantees, pledges and other collateral

Guarantees related to financial debt and credit lines given on behalf of third parties were 110 and 102 as of June 30, 2016 and December 31, 2015, respectively. Additionally, 9 and 12 were related to guarantees given on behalf of associates and guarantees of 1,188 and 1,224 were given on behalf of joint ventures as of June 30, 2016 and December 31, 2015, respectively. Guarantees given on behalf of joint ventures include 491 and 519 for the guarantee issued on behalf of Calvert as of June 30, 2016 and December 31, 2015, respectively.

Pledges and other collateral mainly relate to mortgages entered into by the Company’s operating subsidiaries. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included nil commitments given on behalf of associates as of June 30, 2016 and December 31, 2015 and 115 and nil commitments given on behalf of joint ventures as of June 30, 2016 and December 31, 2015, respectively.

Non-cancellable operating leases

Non-cancellable operating leases mainly relate to commitments for the long-term use of various facilities, land and equipment belonging to third parties.

Capital expenditure commitments

Capital expenditure commitments mainly relate to commitments associated with investments in expansion and improvement projects by various subsidiaries.

Other commitments

Other commitments given comprise mainly commitments incurred for gas supply to electricity suppliers.

Commitments to sell

                In addition to the commitments presented above, the Company has firm commitments to sell natural gas and electricity for 341 and 490 as of June 30, 2016 and December 31, 2015, respectively.

NOTE 13 – CONTINGENCIES

ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in note 8.2 to the consolidated financial statements for the year ended December 31, 2015.

Most of these claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probabilities of loss and an estimate of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a reserve for the potential outcome of these cases.

In cases in which quantifiable fines and penalties have been assessed or the Company has otherwise been able to reasonably estimate the amount of probable loss, the Company has indicated the amount of such fine or penalty or the amount of provision accrued.

In a limited number of ongoing cases, the Company is able to make a reasonable estimate of the expected loss or range of possible loss and has accrued a provision for such loss, but believe that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed the estimate of the range of potential loss nor the recorded as a loss.

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. These assessments are based on estimates and assumptions that have been deemed reasonable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.

Tax Claims

Brazil

In 2011, SOL Coqueria Tubarão S.A. received 21 tax assessments from the Revenue Service of the State of Espirito Santo for ICMS (a value added tax) in the total amount of 35 relating to a tax incentive (INVEST) used by the Company. The dispute concerns the definition of fixed assets. In August 2015, the administrative tribunal of first instance upheld 21 of the tax assessments, while also issuing decisions partially favorable to the Company in 2 of the cases. In September 2015, ArcelorMittal Tubarão filed appeals with respect to each of the administrative tribunal’s decisions.  In the first half of 2016, there were unfavorable decisions in nine of the cases at the administrative tribunal of second instance. The Company has filed appeals against each of these nine decisions.

In April 2014, Comércio Exterior S.A. (“Comex”), a Brazilian subsidiary of ArcelorMittal, received a tax assessment in the amount of 51 concerning certain deductions made by Comex in relation to the Fundap financial tax incentive; the Brazilian Federal Revenue Service alleges that Comex owes corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) on the amounts deducted. Comex filed its defense in June 2014. In March 2015, there was an unfavourable decision at the administrative tribunal of first instance, in respect of which the Company filed an appeal.

The court of appeals rendered a favorable decision in April 2016, which the  Brazilian Federal Revenue did not appeal, thus making it a final decision. In April 2016, Comex received a second assessment concerning the same subject matter for 2.7. In light of the favorable decision in the earlier case, Comex has filed a petition asking that the second case be decided in the same way.

In May 2014, ArcelorMittal Comercializadora de Energia received a tax assessment from the state of Minas Gerais alleging that the Company did not correctly calculate tax credits on interstate sales of electricity from February 2012 to December 2013 period. The amount claimed totals 49. ArcelorMittal Comercializadora de Energia filed its defense in June 2014. Following an unfavorable administrative decision in November 2014, ArcelorMittal filed an appeal in December 2014. In March 2015 there was a further unfavourable decision at the second administrative level. The Company received the tax enforcement notice in December 2015 and filed its defense in February 2016. In April 2016, ArcelorMittal Comercializadora de Energia received an additional tax assessment in the amount of 75, regarding the same matter, for infractions which allegedly occurred during the 2014 to 2015 period.

In the period from May to July 2015, ArcelorMittal Brasil received nine tax assessments from the state of Rio Grande do Sul alleging that the Company, through its branches in that state, had not made advance payments of ICMS (a value added-tax) on sales in that state covering the period from May 2010 to April 2015. The amount claimed totals 89. The administrative tribunal of first instance upheld the tax assessments in each of the nine cases, and ArcelorMittal Brasil appealed each of the administrative tribunal’s decisions. As at June 30 2016, the administrative procedure had been exhausted in five of the cases and the Company appealed each of those cases to the judicial procedure. The other four cases remain in the administrative procedure.

On April 25, 2016, ArcelorMittal Brasil received a tax assessment in relation to (i) the amortization of goodwill resulting from Mittal Steel’s mandatory tender offer to the minority shareholders of Arcelor Brasil following Mittal Steel’s merger with Arcelor in 2007 and (ii) the amortization of goodwill resulting from ArcelorMittal Brasil’s acquisition of CST in 2008. While the assessment, if upheld, would not result in a cash payment as ArcelorMittal Brasil did not have any tax liability for the fiscal years in question (2011 and 2012), it would result in the write-off of 300 worth of ArcelorMittal Brasil’s net operating loss carryforwards and as a result could have an effect on net income over time. In May 2016, ArcelorMittal Brasil filed its defense.

On May 17, 2016 ArcelorMittal Brasil received a tax assessment from the state of Santa Catarina in the amount of 140 alleging that it had used improper methods to calculate the amount of its ICMS (a value added tax) credits. The Company filed its defense in July 2016.

Ukraine

In September 2012, the Ukrainian tax authorities conducted an audit of ArcelorMittal Kryvyi Rih, resulting in a tax claim of approximately 60. The claim relates to the cancellation of VAT refunds, cancellation of deductible expenses and queries on transfer pricing calculations. On January 2, 2013, ArcelorMittal Kryvyi Rih filed a lawsuit with the District Administrative Court to challenge the findings of this tax audit. On April 9, 2013, the District Administrative Court rejected the claim by the tax authorities and retained only a tax liability of approximately 0.2 against ArcelorMittal Kryvyi Rih. Both parties filed appeals and, on November 7, 2013, the Court of Appeal rejected the appeal by the tax authorities and retained only a tax liability of approximately 0.1 against ArcelorMittal Kryvyi Rih. On November 12, 2013, the tax authorities filed an appeal in cassation. On June 3, 2015, the Supreme Administrative Court of Ukraine decided entirely in favor of ArcelorMittal Kryvyi Rih. The tax authorities had until June 3, 2016 to appeal the judgment to the Supreme Court of Ukraine. The tax authorities did not appeal to the Supreme Court of Ukraine before the deadline of June 3, 2016 and the case is therefore closed.

Competition/Antitrust Claims

Germany

In the first half of 2016, the German Federal Cartel Office carried out unannounced investigations of ArcelorMittal Ruhrort GmbH  and ArcelorMittal Commercial Long Deutschland GmbH following alleged breaches of antitrust rules concerning (i) collusion regarding scrap and alloy surcharges from the 1990s through November 2015 and  (ii) impermissible exchanges of sensitive information between competitors since early 2003. In July 2016, ArcelorMittal Ruhrort GmbH  and ArcelorMittal Commercial Long Deutschland GmbH submitted applications for leniency.

Other Legal Claims

Argentina

Over the course of 2007 to 2016, the Argentinian Customs Office Authority (Aduana) notified the Company of certain inquiries that it is conducting with respect to prices declared by the Company’s Argentinian subsidiary, Acindar, related to iron ore imports. The Customs Office Authority is seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers and from ArcelorMittal Sourcing on 38 different claims concerning several shipments made between 2002 and 2014. The aggregate amount claimed by the Customs Office Authority in respect of all of the shipments is approximately 217. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation. By June 30, 2016, in 22 of the total 38 cases, the administrative branch of the Customs Office Authority ruled against Acindar (representing total claims of 66). These decisions have been appealed to the Argentinian National Fiscal Court.

Italy

In January 2010, ArcelorMittal received notice of a claim filed by Finmasi S.p.A. relating to a memorandum of agreement (“MoA”) entered into between ArcelorMittal Distribution Services France (“AMDSF”) and Finmasi in 2008. The MoA provided that AMDSF would acquire certain of Finmasi’s businesses for an amount not to exceed 103, subject to the satisfaction of certain conditions precedent, which, in AMDSF’s view, were not fulfilled. Finmasi sued for (i) enforcement of the MoA, (ii) damages of 15 to 26 or (iii) recovery costs plus quantum damages for Finmasi’s alleged lost opportunity to sell to another buyer. In September 2011, the court rejected Finmasi’s claims other than its second claim. The court appointed an expert to determine the quantum of damages. In May 2013, the expert’s report was issued and valued the quantum of damages in the range of 41 to 65. ArcelorMittal appealed the decision on the merits. In May 2014, the Court of Appeals issued a decision rejecting ArcelorMittal’s appeal. On June 20, 2014, ArcelorMittal filed an appeal of the Court of Appeal’s judgment with the Italian Court of Cassation. On December 18, 2014, the Court of Milan issued a decision on the quantum of the damages and valued the quantum of damages in the sum of 26 plus interest. In June 2015, both parties served appeals of the decision on the quantum, with ArcelorMittal also seeking the suspension of the enforceability of the decision. On July 1, 2015, Finmasi formally notified to AMDSF the declaration of enforcement of the decision of December 18, 2014. On July 28, 2015, AMDSF filed an appeal against such declaration with the Court of Appeal of Reims in France. At a hearing on December 1, 2015, the Italian Court of Appeal accepted the suspension of the enforcement of the decision of December 18, 2014, following the agreement of AMDSF to provide a guarantee for its value. In March 2016, on the joint application of the parties, the Court of Appeal of Reims ordered the suspension of the proceedings.